Exhibit 99.2
Encana Corporation
Management’s Discussion and Analysis
For the period ended September 30, 2010
(U.S. Dollars)

Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for Encana Corporation (“Encana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements for the period ended September 30, 2010 (“Interim Financial Statements”), the unaudited Pro Forma Consolidated Financial Information for the period ended September 30, 2009 presented in Encana’s Supplemental Information, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. oil and gas disclosures reporting. The term “liquids” is used to represent crude oil, natural gas liquids (“NGLs”) and condensate volumes. This document is dated October 19, 2010.
Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.
Encana’s Strategic Objectives
Encana is one of North America’s leading natural gas producers, focusing on the development of unconventional natural gas resources and holds a diversified portfolio of prolific shale and other natural gas assets in key basins stretching from northeast British Columbia to Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.
Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship.
Encana is focused on sustainable, high-growth production from unconventional natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock unconventional resources. During the first quarter of 2010, the Company disclosed independent evaluations of its probable and possible reserves as well as economic contingent resources. With this significant inventory of estimated natural gas resources, Encana intends to double its production over the next five years on a per share basis. Encana targets 2010 natural gas production growth of approximately 10 percent, with average production of 3,315 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”).
Encana has a strong balance sheet and employs a conservative capital structure and market risk mitigation strategy. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. At September 30, 2010, the Company’s Debt to Capitalization ratio was 30 percent and pro forma Debt to Adjusted EBITDA was 1.3 times. Debt to Capitalization and Debt to Adjusted EBITDA are non-GAAP measures and are defined in the Non-GAAP Measures section of this MD&A.
As of September 30, 2010, Encana has hedged approximately 1,527 MMcf/d of expected October to December 2010 gas production using NYMEX fixed price contracts at an average price of $6.19 per thousand cubic feet (“Mcf”). In addition, Encana has hedged approximately 1,158 MMcf/d of expected 2011 gas production at an average price of $6.33 per Mcf, and approximately 1,040 MMcf/d of expected 2012 gas production at an average price of $6.46 per Mcf.
Encana updated its Corporate Guidance to reflect expected operational results for 2010. Encana’s news release dated October 20, 2010 and financial statements are available on www.sedar.com.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Encana’s Business
Encana’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, development and production of natural gas and liquids and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, development and production of natural gas and liquids and other related activities within the U.S. cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.
Encana’s operations are currently divided into two operating divisions:
•
Canadian Division, formerly the Canadian Foothills Division, which includes natural gas development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge on the Alberta and British Columbia border, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in southern Alberta.

•
USA Division, which includes the natural gas development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

On November 30, 2009, Encana completed a corporate reorganization (the “Split Transaction”) to split into two independent publicly traded energy companies — Encana Corporation, a natural gas company, and Cenovus Energy Inc. (“Cenovus”), an integrated oil company. The former Canadian Plains and Integrated Oil — Canada upstream operations were transferred to Cenovus and are presented as Canada — Other. Canada — Other is reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.
Pro Forma and Consolidated Reporting
The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis. Pro forma financial information is derived from Encana’s pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.
•
Encana’s 2009 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana’s historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization (“DD&A”) and transaction costs. This information is presented to assist in understanding Encana’s historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

•	Encana’s 2009 consolidated results for the three months and nine months ended September 30 include both Encana and Cenovus operations.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Free Cash Flow, Capitalization, Debt to Capitalization, Adjusted EBITDA and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.
2010 Results Overview
In the three months ended September 30, 2010, Encana reported:
•	Cash Flow of $1,132 million;
•	Operating Earnings of $98 million;
•	Net Earnings of $569 million, which includes unrealized financial hedging gains of $331 million after tax and non-operating foreign exchange gains of $140 million after tax;
•	Total average production of 3,322 MMcfe/d, representing a 17 percent increase on a per share basis;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $211 million after tax;
•	Capital investment of $1,227 million; and
•	Average commodity prices, excluding financial hedges, of $4.45 per thousand cubic feet equivalent (“Mcfe”).
In the nine months ended September 30, 2010, Encana reported:
•	Cash Flow of $3,522 million;
•	Operating Earnings of $597 million;
•	Net Earnings of $1,541 million, which includes unrealized financial hedging gains of $903 million after tax and non-operating foreign exchange gains of $41 million after tax;
•	Total average production of 3,311 MMcfe/d, representing a 10 percent increase on a per share basis;
•	Realized financial natural gas, crude oil and other commodity hedging gains of $599 million after tax;
•	Capital investment of $3,346 million; and
•	Average commodity prices, excluding financial hedges, of $4.91 per Mcfe.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Business Environment
Encana’s financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Encana has taken steps to reduce pricing risk through a commodity price hedging program. Further information regarding this program can be found in Note 14 to the Interim Consolidated Financial Statements. The following table shows benchmark information on a quarterly basis to assist in understanding quarterly volatility in prices and foreign exchange rates that have impacted Encana’s financial results.

	Nine months ended
	September 30		2010			2009
(average for the period)	2010	2009	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Natural Gas Price Benchmarks
AECO (C$/Mcf)	$4.31	$4.10	$3.72	$3.86	$5.36	$4.23	$3.02	$3.66	$5.63
NYMEX ($/MMBtu)	4.59	3.92	4.39	4.09	5.30	4.17	3.39	3.50	4.89
Rockies (Opal) ($/MMBtu)	4.10	2.79	3.53	3.66	5.14	3.97	2.69	2.37	3.31
Texas (HSC) ($/MMBtu)	4.57	3.65	4.33	4.04	5.36	4.16	3.31	3.44	4.21
Basis Differential ($/MMBtu)
AECO/NYMEX	0.45	0.47	0.83	0.32	0.19	0.19	0.67	0.39	0.35
Rockies/NYMEX	0.49	1.13	0.86	0.43	0.16	0.20	0.70	1.13	1.58
Texas/NYMEX (1)	0.02	0.27	0.06	0.05	(0.06)	0.01	0.08	0.06	0.68
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.966	0.855	0.962	0.973	0.961	0.947	0.911	0.857	0.803

(1)	Texas (HSC) was higher than NYMEX in the first quarter of 2010.
Financial Results

	Nine months ended
	September 30		2010			Pro Forma 2009
($ millions, except per share amounts)	2010	2009(1)	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Cash Flow (2)	$3,522	$4,091	$1,132	$1,217	$1,173	$930	$1,274	$1,430	$1,387
per share — diluted	4.75	5.44	1.54	1.65	1.57	1.24	1.70	1.90	1.85

Operating Earnings (2)	597	1,394	98	81	418	373	378	472	544
per share — diluted	0.81	1.86	0.13	0.11	0.56	0.50	0.50	0.63	0.72

Net Earnings (Loss)	1,541	516	569	(505)	1,477	233	(53)	92	477
per share — diluted	2.08	0.69	0.77	(0.68)	1.97	0.31	(0.07)	0.12	0.63

(1)	2009 reflects pro forma results.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Cash Flow
Three months ended September 30, 2010 versus 2009

	Three months ended September 30
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$1,325	$1,415	$2,650
(Add back) deduct:
Net change in other assets and liabilities	(16)	13	10
Net change in non-cash working capital from continuing operations	209	128	278
Net change in non-cash working capital from discontinued operations	—	—	283

Cash Flow	$1,132	$1,274	$2,079

Cash Flow of $1,132 million decreased $142 million from pro forma 2009 primarily due to lower realized financial hedging gains, partially offset by increased commodity prices and production volumes. In the three months ended September 30, 2010:
•	Realized financial hedging gains were $211 million after tax compared to gains of $695 million after tax in 2009.
•	Average commodity prices, excluding financial hedges, were $4.45 per Mcfe compared to $3.51 per Mcfe in 2009.
•	Average production volumes increased 15 percent to 3,322 MMcfe/d compared to 2,883 MMcfe/d in 2009.
Cash flow decreased $947 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Nine months ended September 30, 2010 versus 2009

	Nine months ended September 30
		Pro Forma	Consolidated
($ millions)	2010	2009	2009

Cash From (Used In) Operating Activities	$1,446	$3,980	$6,402
(Add back) deduct:
Net change in other assets and liabilities	(85)	43	36
Net change in non-cash working capital from continuing operations	(1,991)	(154)	(557)
Net change in non-cash working capital from discontinued operations	—	—	747

Cash Flow	$3,522	$4,091	$6,176

Cash Flow of $3,522 million decreased $569 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher transportation expense and higher interest expense, partially offset by increased commodity prices and production volumes. In the nine months ended September 30, 2010:
•	Realized financial hedging gains were $599 million after tax compared to gains of $1,922 million after tax in 2009.
•	Transportation expense increased $140 million due to increased production volumes and higher firm transportation costs.
•	Interest expense increased $135 million primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Average commodity prices, excluding financial hedges, were $4.91 per Mcfe compared to $3.71 per Mcfe in 2009.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

•	Average production volumes increased 8 percent to 3,311 MMcfe/d compared to 3,061 MMcfe/d in 2009.
Cash flow decreased $2,654 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Operating Earnings
Three months ended September 30, 2010 versus 2009

	Three months ended September 30
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share(1)		Per share (1)		Per share (1)

Net Earnings (Loss), as reported	$569	$0.77	$(53)	$(0.07)	$25	$0.03
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	331	0.45	(685)	(0.91)	(931)	(1.24)
Non-operating foreign exchange gain (loss), after tax	140	0.19	254	0.34	181	0.24

Operating Earnings	$98	$0.13	$378	$0.50	$775	$1.03

(1)	Per Common Share — diluted.
Operating Earnings of $98 million decreased $280 million from pro forma 2009 primarily due to lower realized financial hedging gains and higher DD&A, partially offset by increased commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $143 million as a result of increased production volumes, a higher depletion rate and a higher U.S./Canadian dollar exchange rate.
Operating Earnings decreased $677 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Nine months ended September 30, 2010 versus 2009

	Nine months ended September 30
	2010		Pro Forma 2009		Consolidated 2009
($ millions, except per share amounts)		Per share(1)		Per share (1)		Per share (1)

Net Earnings, as reported	$1,541	$2.08	$516	$0.69	$1,226	$1.63
Add back (losses) and deduct gains:
Unrealized hedging gain (loss), after tax	903	1.22	(1,217)	(1.62)	(1,592)	(2.12)
Non-operating foreign exchange gain (loss), after tax	41	0.05	339	0.45	178	0.24

Operating Earnings	$597	$0.81	$1,394	$1.86	$2,640	$3.51

(1)	Per Common Share — diluted.
Operating Earnings of $597 million decreased $797 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher DD&A, higher transportation expense and higher interest expense, partially offset by increased commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $362 million as a result of increased production volumes, a higher U.S./Canadian dollar exchange rate and a higher depletion rate.
Operating Earnings decreased $2,043 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Net Earnings
Three months ended September 30, 2010 versus 2009
Net Earnings of $569 million increased $622 million from pro forma 2009 primarily due to higher combined realized and unrealized financial hedging gains after tax and increased commodity prices and production volumes, partially offset by higher DD&A and lower non-operating foreign exchange gains. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the three months ended September 30, 2010:
•	Unrealized financial hedging gains were $331 million after tax compared to losses of $685 million after tax in 2009.
•
Non-operating foreign exchange gains were $140 million after tax compared to gains of $254 million after tax in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

Net Earnings in 2010 increased $544 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Nine months ended September 30, 2010 versus 2009
Net Earnings of $1,541 million increased $1,025 million from pro forma 2009 primarily due to increased commodity prices, higher combined realized and unrealized financial hedging gains after tax and increased production volumes, partially offset by higher DD&A, lower non-operating foreign exchange gains, higher transportation expense and higher interest expense. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the nine months ended September 30, 2010:
•	Unrealized financial hedging gains were $903 million after tax compared to losses of $1,217 million after tax in 2009.
•
Non-operating foreign exchange gains were $41 million after tax compared to gains of $339 million after tax in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

Net Earnings for 2010 increased $315 million from consolidated 2009 for the same period primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.
Summary of Hedging Impacts on Net Earnings

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Unrealized Hedging Gains (Losses), after tax (1)	$331	$(685)	$(931)	$903	$(1,217)	$(1,592)
Realized Hedging Gains (Losses), after tax	211	695	913	599	1,922	2,512

Hedging Impacts on Net Earnings	$542	$10	$(18)	$1,502	$705	$920

(1)	Included in Corporate and Other financial results. Further detail on unrealized hedging gains and losses can be found in the Corporate and Other section of this MD&A.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Summary of Consolidated Net Earnings

	2010			2009				2008
($ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Continuing Operations
Net Earnings (Loss) from Continuing Operations	$569	$(505)	$1,477	$589	$39	$211	$991	$1,469
per share — basic	0.77	(0.68)	1.97	0.78	0.05	0.28	1.32	1.96
per share — diluted	0.77	(0.68)	1.97	0.78	0.05	0.28	1.32	1.96

Total Consolidated
Net Earnings (Loss)	569	(505)	1,477	636	25	239	962	1,077
per share — basic	0.77	(0.68)	1.97	0.85	0.03	0.32	1.28	1.44
per share — diluted	0.77	(0.68)	1.97	0.85	0.03	0.32	1.28	1.43

Revenues, Net of Royalties	2,425	1,469	3,545	2,712	2,271	2,449	3,682	4,862
The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current year results. Net Earnings from Continuing Operations for 2009 and 2008 includes results for Canada — Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are classified as discontinued operations.
Net Capital Investment

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Canadian Division	$529	$432	$432	$1,562	$1,294	$1,294
USA Division	681	358	358	1,749	1,306	1,306
Market Optimization	—	—	1	1	—	(2)
Corporate & Other	17	4	5	34	28	38
Canada — Other (1)	—	—	206	—	—	714
Discontinued Operations (2)	—	—	266	—	—	695

Capital Investment	1,227	794	1,268	3,346	2,628	4,045
Acquisitions	189	15	15	341	127	128
Divestitures	(220)	(979)	(977)	(574)	(1,029)	(1,030)

Net Capital Investment	$1,196	$(170)	$306	$3,113	$1,726	$3,143

(1)	Canada — Other represents former Canadian Plains and Integrated Oil — Canada operations that were transferred to Cenovus.

(2)	The former Integrated Oil U.S. Downstream Refining operations transferred to Cenovus are included in Discontinued Operations.
Capital investment during the nine months of 2010 was primarily focused on continued development of Encana’s North American key resource plays. Capital investment of $3,346 million was higher compared to pro forma 2009 primarily due to increased spending on developing Haynesville and Horn River and an increase in the average U.S./Canadian dollar exchange rate.
The Company had non-core asset divestitures in the third quarter of 2010 for proceeds of $171 million in the Canadian Division and $49 million in the USA Division. In the nine months of 2010, the Company had non-core asset divestitures for proceeds of $200 million in the Canadian Division and $374 million in the USA Division.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Free Cash Flow

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Cash Flow (1)	$1,132	$1,274	$2,079	$3,522	$4,091	$6,176
Capital Investment	1,227	794	1,268	3,346	2,628	4,045

Free Cash Flow (1)	$(95)	$480	$811	$176	$1,463	$2,131

(1)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
Encana’s Free Cash Flow for the third quarter and nine months ended September 30, 2010 were lower compared to the same periods in 2009 on a pro forma basis. The variances in Cash Flow and Capital Investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.
Production Volumes Summary

	Nine months ended
	September 30		2010			2009
	2010	2009	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Produced Gas (MMcf/d)
Canadian Division	1,299	1,275	1,390	1,327	1,177	1,071	1,201	1,343	1,281
USA Division	1,870	1,616	1,791	1,875	1,946	1,616	1,524	1,581	1,746

	3,169	2,891	3,181	3,202	3,123	2,687	2,725	2,924	3,027

Liquids (bbls/d)
Canadian Division	13,763	17,027	14,262	13,462	13,558	12,477	15,909	17,624	17,567
USA Division	9,784	11,227	9,142	10,112	10,108	11,586	10,325	11,699	11,671

	23,547	28,254	23,404	23,574	23,666	24,063	26,234	29,323	29,238

Total (MMcfe/d) (1,2)
Canadian Division	1,382	1,378	1,476	1,408	1,258	1,145	1,297	1,449	1,387
USA Division	1,929	1,683	1,846	1,936	2,007	1,686	1,586	1,651	1,816

	3,311	3,061	3,322	3,344	3,265	2,831	2,883	3,100	3,203

Canada — Other (MMcfe/d) (1,3)	—	1,493	—	—	—	970	1,504	1,502	1,472

Total Volumes (MMcfe/d) (1)	3,311	4,554	3,322	3,344	3,265	3,801	4,387	4,602	4,675

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Quarterly volumes for 2009 represent Encana’s pro forma volumes.

(3)	Canada — Other represents former volumes from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction.
In the third quarter of 2010, average production volumes of 3,322 MMcfe/d increased 15 percent, or 439 MMcfe/d, compared to 2009 pro forma volumes for the same period. In the nine months of 2010, average production volumes of 3,311 MMcfe/d increased 8 percent, or 250 MMcfe/d compared to 2009 pro forma volumes for the same period. Higher volumes were primarily due to increased production in certain USA and Canadian Division key resource plays due to successful drilling programs and bringing on shut-in and curtailed production. The increase was partially offset by lower volumes of approximately 130 MMcfe/d in the third quarter and 120 MMcfe/d in the nine months of 2010 resulting from net divestitures in both the USA and Canadian Divisions.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Divisional Results
Canadian Division
Operating Cash Flow and Netbacks

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$563	$4.05	$403	$3.36	$1,794	$4.60	$1,471	$3.86
Realized Financial Hedging Gain	129		446		342		1,200
Expenses
Production and mineral taxes	3	0.02	2	0.02	8	0.02	13	0.04
Transportation and selling	52	0.38	40	0.34	145	0.38	115	0.31
Operating	131	0.93	126	1.05	399	1.02	389	1.02

Operating Cash Flow/ Netback	$506	$2.72	$681	$1.95	$1,584	$3.18	$2,154	$2.49
Realized Financial Hedging Gain		0.94		3.84		0.90		3.22

Netback including Realized Financial Hedging		$3.66		$5.79		$4.08		$5.71

Three months ended September 30, 2010 versus 2009
Operating Cash Flow of $506 million decreased $175 million primarily due to lower realized financial hedging gains, partially offset by increased commodity prices and production volumes. In the three months ended September 30, 2010:
•	Realized financial hedging gains were $129 million compared to $446 million in 2009 on a before tax basis.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $108 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,476 MMcfe/d increased 179 MMcfe/d compared to 2009, resulting in an increase of $52 million in revenues.
Nine months ended September 30, 2010 versus 2009
Operating Cash Flow of $1,584 million decreased $570 million primarily due to lower realized financial hedging gains and higher transportation and selling expenses, partially offset by increased commodity prices and production volumes. In the nine months ended September 30, 2010:
•	Realized financial hedging gains were $342 million compared to $1,200 million in 2009 on a before tax basis.
•	Transportation and selling expenses increased $30 million primarily due to higher firm transportation costs and an increase in the average U.S./Canadian dollar exchange rate.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $306 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes were 1,382 MMcfe/d compared to 1,378 MMcfe/d in 2009, resulting in an increase of $9 million in revenues.
•
Operating expenses were relatively unchanged due to a $46 million increase resulting from a higher average U.S./ Canadian dollar exchange rate being significantly offset by operating efficiencies and lower long-term compensation.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Results by Key Area

	Three months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra (1)	238	194	$117	$44	7	17
Cutbank Ridge (2)	446	326	98	98	16	18
Bighorn	260	171	72	58	15	17
CBM	312	318	90	43	137	37

Key Resource Plays	1,256	1,009	377	243	175	89
Other	220	288	152	189	—	2

Total Canadian Division	1,476	1,297	$529	$432	175	91

(1)	2010 includes Horn River, which has production of 33 MMcfe/d (2009 — 15 MMcfe/d), capital of $101 million (2009 — $27 million) and 2 net wells drilled (2009 — 7 net wells).

(2)	2010 includes Montney, which has production of 313 MMcfe/d (2009 — 185 MMcfe/d), capital of $80 million (2009 — $92 million) and 13 net wells drilled (2009 — 16 net wells).

	Nine months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Greater Sierra (1)	234	212	$369	$173	37	42
Cutbank Ridge (2)	385	332	362	294	49	56
Bighorn	237	181	262	177	40	52
CBM	312	319	244	205	432	316

Key Resource Plays	1,168	1,044	1,237	849	558	466
Other	214	334	325	445	5	10

Total Canadian Division	1,382	1,378	$1,562	$1,294	563	476

(1)	2010 includes Horn River, which has production of 23 MMcfe/d (2009 — 8 MMcfe/d), capital of $293 million (2009 — $121 million) and 12 net wells drilled (2009 — 15 net wells).

(2)	2010 includes Montney, which has production of 258 MMcfe/d (2009 — 181 MMcfe/d), capital of $298 million (2009 — $249 million) and 43 net wells drilled (2009 — 48 net wells).
Production Volumes
•
Average production volumes of 1,476 MMcfe/d increased 14 percent in the third quarter of 2010 compared to the same period of 2009. Average production volumes of 1,382 MMcfe/d in the nine months of 2010 were slightly higher from the same period of 2009.

•
This increase in production is primarily due to successful drilling programs at Bighorn and Cutbank Ridge as well as bringing on shut-in and curtailed production, and completing wellhead upgrade maintenance. This is partially offset by lower volumes of approximately 70 MMcfe/d in the third quarter and 85 MMcfe/d in the nine months of 2010 due to net divestitures.

•	Average production for the Canadian Division is forecasted to be 1,400 MMcfe/d for the current year, with 1,200 MMcfe/d expected from key resource plays.

11

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Capital Investment
Capital investment of $1,562 million in the nine months ended September 30, 2010 was primarily focused on the Canadian Division key resource plays, as well as Deep Panuke. Encana plans to drill a total of 1,055 wells in 2010 in relation to Canadian Division key resource plays.
USA Division
Operating Cash Flow and Netbacks

	Three months ended September 30				Nine months ended September 30
	2010		2009		2010		2009
($ millions, except $/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)		($/Mcfe)

Revenues, Net of Royalties and excluding Hedging	$840	$4.76	$554	$3.64	$2,802	$5.14	$1,735	$3.59
Realized Financial Hedging Gain	188		607		512		1,726
Expenses
Production and mineral taxes	46	0.27	17	0.11	162	0.31	78	0.17
Transportation and selling	165	0.97	139	0.95	497	0.94	387	0.84
Operating	120	0.61	100	0.54	350	0.56	314	0.52

Operating Cash Flow/ Netback	$697	$2.91	$905	$2.04	$2,305	$3.33	$2,682	$2.06
Realized Financial Hedging Gain		1.11		4.16		0.97		3.76

Netback including Realized Financial Hedging		$4.02		$6.20		$4.30		$5.82

Three months ended September 30, 2010 versus 2009
Operating Cash Flow of $697 million decreased $208 million primarily due to lower realized financial hedging gains and higher expenses, partially offset by increased commodity prices and production volumes. In the three months ended September 30, 2010:
•	Realized financial hedging gains were $188 million compared to $607 million in 2009 on a before tax basis.
•	Production and mineral taxes increased $29 million primarily due to higher natural gas prices and a reduction in production tax credits.
•	Transportation and selling expenses increased $26 million primarily due to increased production volumes.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $201 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,846 MMcfe/d increased 260 MMcfe/d compared to 2009, resulting in an increase of $78 million in revenues.
Nine months ended September 30, 2010 versus 2009
Operating Cash Flow of $2,305 million decreased $377 million primarily due to lower realized financial hedging gains and higher expenses, partially offset by increased commodity prices and production volumes. In the nine months ended September 30, 2010:
•	Realized financial hedging gains were $512 million compared to $1,726 million in 2009 on a before tax basis.
•	Transportation and selling expenses increased $110 million primarily due to increased production volumes and higher firm transportation costs.
•	Production and mineral taxes increased $84 million primarily due to higher natural gas prices and a reduction in production tax credits.

12

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

•	Operating expenses increased $36 million primarily due to increased production volumes and higher repair and maintenance costs.
•	Higher commodity prices, excluding the impact of financial hedging, resulted in an increase of $832 million, which reflects the changes in benchmark prices and basis differentials.
•	Average production volumes of 1,929 MMcfe/d increased 246 MMcfe/d compared to 2009, resulting in an increase of $222 million in revenues.
Results by Key Area

	Three months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	545	549	$93	$70	29	20
Piceance	442	341	62	30	31	25
East Texas	295	306	56	56	7	4
Haynesville	335	83	349	115	32	11
Fort Worth	114	137	22	16	6	1

Key Resource Plays	1,731	1,416	582	287	105	61
Other	115	170	99	71	15	9

Total	1,846	1,586	$681	$358	120	70

	Nine months ended September 30
	Daily Production		Capital		Drilling Activity
	(MMcfe/d)		($ millions)		(net wells drilled)
	2010	2009	2010	2009	2010	2009

Jonah	571	604	$275	$266	88	85
Piceance	464	368	120	115	93	113
East Texas	367	339	162	272	13	30
Haynesville	267	54	878	335	73	31
Fort Worth	126	143	58	87	22	23

Key Resource Plays	1,795	1,508	1,493	1,075	289	282
Other	134	175	256	231	42	37

Total	1,929	1,683	$1,749	$1,306	331	319

13

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Production Volumes
•
Average production volumes of 1,846 MMcfe/d increased 16 percent in the third quarter of 2010 compared to the same period of 2009. Average production volumes of 1,929 MMcfe/d increased 15 percent in the nine months of 2010 compared to the same period of 2009.

•
This increase in production is primarily due to drilling and operational success in Haynesville and Piceance as well as bringing on shut-in and curtailed production volumes. This is partially offset by lower volumes of approximately 60 MMcfe/d in the third quarter and 35 MMcfe/d in the nine months of 2010 due to net divestitures.

•
Third quarter 2010 production volumes decreased 90 MMcfe/d from the second quarter of 2010 mainly due to natural declines, divestitures and planned compressor station maintenance, partially offset by bringing on production in Haynesville.

•	Average production for the USA Division is forecasted to be 1,915 MMcfe/d for the current year, with 1,795 MMcfe/d expected from key resource plays.
Capital Investment
Capital investment of $1,749 million in the nine months ended September 30, 2010 was focused on Haynesville as well as other USA Division key resource plays. Encana plans to drill a total of 365 wells in 2010 in relation to USA Division key resource plays.
Canada — Other
Canada — Other is comprised of Upstream results formerly from Canadian Plains and Integrated Oil — Canada which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues, Net of Royalties and excluding Hedging	$—	$—	$945	$—	$—	$2,532
Realized Financial Hedging Gain	—	—	307	—	—	851
Expenses
Production and mineral taxes	—	—	10	—	—	31
Transportation and selling	—	—	176	—	—	467
Operating	—	—	163	—	—	477
Purchased product	—	—	(41)	—	—	(72)

Operating Cash Flow	$—	$—	$944	$—	$—	$2,480

14

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Market Optimization

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues	$205	$191	$381	$603	$665	$1,239
Expenses
Operating	11	7	11	25	16	26
Purchased product	189	179	363	560	635	1,192

Operating Cash Flow	5	5	7	18	14	21
DD&A	2	3	6	8	8	15

Segment Income	$3	$2	$1	$10	$6	$6

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of Encana’s production.
Revenues and purchased product expenses decreased in the nine months of 2010 compared to the same period of 2009 pro forma mainly due to lower volumes required for Market Optimization partially offset by increased prices.
Corporate and Other
Segment Income

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009
Revenues	$500	$(1,034)	$(1,372)	$1,386	$(1,851)	$(2,352)
Expenses
Operating	10	7	11	4	17	40
DD&A	27	16	27	59	50	82

Segment Income	$463	$(1,057)	$(1,410)	$1,323	$(1,918)	$(2,474)

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. Operating expenses in the nine months of 2010 primarily relate to unrealized hedging losses on long-term power purchase contracts. DD&A includes corporate assets, such as computer equipment, office furniture and leasehold improvements.

15

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Summary of Unrealized Hedging Gains (Losses)

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Revenues
Natural Gas	$487	$(1,038)	$(1,391)	$1,306	$(1,857)	$(2,332)
Crude Oil	11	3	18	41	4	(22)

	498	(1,035)	(1,373)	1,347	(1,853)	(2,354)
Expenses	7	7	11	4	14	37

	491	(1,042)	(1,384)	1,343	(1,867)	(2,391)
Income Tax Expense (Recovery)	160	(357)	(453)	440	(650)	(799)

Unrealized Hedging Gains (Loss), after tax	$331	$(685)	$(931)	$903	$(1,217)	$(1,592)

Commodity price volatility impacts Cash Flow. As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. The financial hedge agreements were recorded at the date of the financial statements based on the fair value of the contracts. Changes in the fair value result in a gain or loss reflected in Corporate revenues and are the result of volatility between periods in the forward curves of commodity prices and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 14 to the Interim Consolidated Financial Statements.
Expenses

	Three months ended September 30			Nine months ended September 30
		Pro Forma(1)	Consolidated		Pro Forma(1)	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Administrative	$72	$113	$139	$261	$263	$332
Interest, net	119	97	111	380	245	252
Accretion of asset retirement obligation	12	9	20	35	27	55
Foreign exchange (gain) loss, net	(154)	(233)	(114)	(32)	(313)	(117)
(Gain) loss on divestitures	(1)	(1)	(1)	(1)	1	1

Total Corporate Expenses	$48	$(15)	$155	$643	$223	$523

(1)	Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.
Three months ended September 30, 2010 versus 2009
Total Corporate expenses of $48 million increased $63 million from pro forma 2009 as a result of lower foreign exchange gains and higher interest expense, partially offset by lower administrative expenses. In the three months ended September 30, 2010:
•
Foreign exchange gains were $154 million compared to $233 million in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•	Administrative expenses were lower primarily due to a one time charge for settlement of a lawsuit in 2009 and lower long-term compensation costs as a result of the change in the Encana share price.
Total Corporate expenses decreased $107 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.

16

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Nine months ended September 30, 2010 versus 2009
Total Corporate expenses of $643 million increased $420 million from pro forma 2009 as a result of lower foreign exchange gains and higher interest expense, partially offset by lower administrative expenses. In the nine months ended September 30, 2010:
•
Foreign exchange gains were $32 million compared to $313 million in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate. The 2009 foreign exchange gain is net of losses arising from transaction settlements and unrealized foreign exchange losses on monetary assets and liabilities.

•	Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.
•
Administrative expenses were relatively unchanged primarily due to a one time charge for settlement of a lawsuit in 2009 and lower long-term compensation costs being almost completely offset by 2010 transition costs and a higher 2010 U.S./Canadian dollar exchange rate.

Total Corporate expenses increased $120 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
Income Tax

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Current Income Tax	$(96)	$138	$323	$(188)	$340	$890
Future Income Tax	367	(187)	(306)	869	(159)	(518)

Total Income Tax	$271	$(49)	$17	$681	$181	$372

In the nine months ended September 30, 2010 compared to pro forma 2009:
•
Current income tax, a recovery of $188 million, decreased $528 million due to lower cash flow resulting primarily from lower realized hedging gains, partially offset by increased commodity prices and production volumes.

•
Total income tax expense of $681 million increased $500 million due to higher earnings before tax primarily resulting from the combined impact of realized and unrealized hedging gains and increased commodity prices and production volumes.

In the nine months ended September 30, 2010 compared to consolidated 2009, total income tax expense increased $309 million from consolidated 2009 primarily due to the factors described above and inclusion of the Cenovus results in the 2009 consolidated comparatives.
For the nine months ended September 30, Encana’s effective tax rate was approximately 31 percent for 2010, 26 percent for pro forma 2009 and 23 percent for consolidated 2009. The effective tax rate in any period is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes expected for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustments to estimates, changes to tax rates and other tax legislation in each jurisdiction. Permanent differences are comprised of a variety of items, including:
•	The non-taxable portion of Canadian capital gains or losses;
•	International financing; and
•	Foreign exchange (gains) losses not included in net earnings.

17

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.
Depreciation, Depletion and Amortization

	Three months ended September 30			Nine months ended September 30
		Pro Forma	Consolidated		Pro Forma	Consolidated
($ millions)	2010	2009	2009	2010	2009	2009

Canada	$318	$275	$537	$918	$836	$1,544
USA	463	373	373	1,439	1,168	1,168
Market Optimization	2	3	6	8	8	15
Corporate & Other	27	16	27	59	50	82

Total DD&A	$810	$667	$943	$2,424	$2,062	$2,809

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.
Three and nine months ended September 30, 2010 versus 2009
Total DD&A of $810 million in the third quarter of 2010 and $2,424 million in the nine months of 2010 increased $143 million and $362 million, respectively, compared to the same period of 2009 on a pro forma basis. The increases were the result of increased production volumes, a higher depletion rate and a higher U.S./Canadian dollar exchange rate.
DD&A decreased $133 million in the third quarter of 2010 and $385 million in the nine months of 2010 compared to the consolidated 2009 results primarily due to the factors described above and the inclusion of Cenovus in the 2009 consolidated comparatives.
Discontinued Operations
Encana has rationalized its operations to focus on upstream natural gas exploration and production activities in North America. Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. Net earnings from discontinued operations in the third quarter of 2009 was a loss of $14 million and a loss of $15 million in the nine months of 2009.

18

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Liquidity and Capital Resources

	Three months ended September 30		Nine months ended September 30
($ millions)	2010	2009	2010	2009

Net Cash From (Used In)
Operating activities	$1,325	$2,650	$1,446	$6,402
Investing activities	(1,068)	(3,860)	(3,181)	(6,961)
Financing activities	(347)	2,194	(1,137)	1,445
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	6	6	(6)	11

Increase (Decrease) in Cash and Cash Equivalents	$(84)	$990	$(2,878)	$897

Pro Forma Net Cash from Operating Activities		$1,415		$3,980

Operating Activities
In the third quarter of 2010, net cash from operating activities of $1,325 million decreased $90 million from $1,415 million pro forma 2009. In the nine months of 2010, net cash from operating activities of $1,446 million decreased $2,534 million from $3,980 million pro forma 2009. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as the change in non-cash working capital. The net change in non-cash working capital of ($1,991) million for the nine months of 2010 reflects a one time $1,775 million tax payment which included the incremental tax accrued in 2009 related to the wind-up of the Canadian oil and gas partnership, which resulted from the Split Transaction.
Excluding the impact of current risk management assets and liabilities, the Company had a working capital surplus of $642 million at September 30, 2010 compared to a surplus of $1,348 million at December 31, 2009. Encana expects that it will continue to meet the payment terms of its suppliers.
Investing Activities
In the nine months of 2010, net cash used for investing activities decreased $3,780 million compared to consolidated 2009. The 2009 investing activities included $1,418 million of capital expenditures related to Cenovus operations and $3,619 million of restricted cash held in escrow pending release to Cenovus upon completion of the Split Transaction and satisfaction of the escrow conditions. The cash held in escrow was related to the issuance of $3,468 million of Cenovus notes included in consolidated 2009 financing activities.
In the nine months of 2010, capital investment for the Canadian and USA Divisions increased $711 million and divestitures decreased $453 million compared to 2009. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A.
Financing Activities
Credit Facilities and Shelf Prospectuses
The repayment of long-term debt in the nine months of 2010 was $200 million compared to a net repayment of $1,145 million for the same period in 2009. Encana’s total long-term debt, including current portion was $7,586 million at September 30, 2010 compared to $7,768 at December 31, 2009.
Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

19

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

As at September 30, 2010, Encana had available unused committed bank credit facilities in the amount of $4.9 billion.
•	Encana has in place a revolving bank credit facility for C$4.5 billion ($4.3 billion) that remains committed through October 2012.
•	One of Encana’s U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.
As at September 30, 2010, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.
•
Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At September 30, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011.

•
On April 1, 2010, Encana renewed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At September 30, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.
Normal Course Issuer Bid (“NCIB”)
Encana has obtained regulatory approval under Canadian securities laws to purchase up to approximately 37.5 million Common Shares under a NCIB, which commenced on December 14, 2009 and expires on December 13, 2010. To September 30, 2010, the Company purchased 15.4 million Common Shares at an average price of approximately $32.42 under the current NCIB for total consideration of approximately $499 million. During 2009, under the current NCIB and prior NCIB, Encana did not purchase any of its Common Shares. Shareholders may obtain a copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.
Dividends
Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments were $147 million ($0.20 per share) for the third quarter of 2010 and $443 million ($0.60 per share) for the nine months ended September 30, 2010.
Financial Metrics
Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses as measures of the Company’s overall financial strength to steward the Company’s overall debt position. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times.

			December 31, 2009
	September 30, 2010		Pro Forma		Consolidated

Debt to Capitalization (1,2)	30%		32%		32%
Debt to Adjusted EBITDA (1,2,3)	1.3	x	2.1	x	1.3	x

(1)	Debt is defined as Long-Term Debt including current portion.

(2)	A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

(3)	Calculated on a trailing 12-month basis. September 30, 2010 debt to adjusted EBITDA is on a pro forma basis.

20

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Risk Management
Encana’s business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:
•	financial risks;
•	operational risks; and
•	safety, environmental and regulatory risks.
Financial Risks
Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. All financial derivative agreements are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings. Financial risks include market pricing of natural gas, credit and liquidity.
To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.
Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana’s accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality and transactions that are fully collateralized.
The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities. The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital market debt and bank loans. Encana closely monitors the Company’s ability to access cost effective credit and ensures that sufficient cash resources are in place to fund capital expenditures and dividend payments.
Operational Risks
The Company’s ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality. To mitigate these risks, as part of the capital approval process, the Company’s projects are evaluated on a fully risked basis, including geological risk and engineering risk. When making operating and investing decisions, Encana’s business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.
Safety, Environmental and Regulatory Risks
The Company’s business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies,

21

Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana’s Board of Directors provides recommended environmental policies for approval by Encana’s Board of Directors and oversees compliance with government laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.
Refer to the December 31, 2009 MD&A for a comprehensive discussion on Risk Management.
Accounting Policies and Estimates
New Accounting Standards Adopted
On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of business combinations entered into after January 1, 2010.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Encana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana’s Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards (“IFRS”). Encana will be required to report its results in accordance with IFRS beginning in 2011.
International Financial Reporting Standards (“IFRS”)
The Company is executing a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of 2010 required comparative information. Encana expects IFRS will not have a major impact on the Company’s operations or strategic decisions. The adoption of the IFRS upstream accounting principles continues to be the Company’s most significant area of impact, which is described further below. Encana is on schedule with its changeover plan.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Encana’s IFRS Changeover Plan
The key elements of the Company’s changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.
As of September 30, 2010, Encana continues to make significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and drafted its IFRS accounting policies. Process and system changes have been implemented for significant areas of impact, while adhering to internal control requirements. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative data. IFRS education and training sessions have been held with internal stakeholders and these sessions will continue through the remainder of 2010.
Encana has completed its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. In addition, the Company is analyzing the IFRS adjustments up to June 30, 2010. Encana’s external auditors have carried out certain initial audit procedures on the IFRS opening balance sheet impacts and have started reviewing the IFRS impacts up to June 30, 2010.
Encana will continue to update its IFRS changeover plan to reflect new and amended accounting standards issued by the International Accounting Standards Board.
Expected Accounting Policy Impacts
Encana’s significant areas of impact remain unchanged and include property, plant and equipment (“PP&E”), asset retirement obligation (“ARO”), impairment testing, stock-based compensation and income taxes. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, First-time Adoption of International Financial Reporting Standards. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.
The January 1, 2010 opening balance sheet expected impacts discussed below result from Encana’s draft policies based on International standards which are currently issued and are expected to be in place for Encana’s first annual reporting period of December 31, 2011. The IFRS opening balance sheet impacts have had no effect on the Company’s January 1, 2010 debt to capitalization ratio of 32 percent.
Property, Plant and Equipment
Under Canadian GAAP, Encana follows the CICA’s guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.
Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.
Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, Encana will initially capitalize these costs as Exploration and Evaluation assets on the balance sheet. When the area or project is determined to be technically

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.
Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has drafted the areas and the inputs to be utilized in the unit-of-production depletion calculation.
Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds from divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.
Encana will adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation assets will be approximately $1.9 billion, which is equal to the Canadian GAAP unproved properties balance. The IFRS development costs will be equal to the full cost pool balance. Encana allocated this upstream full cost pool over proved reserves to establish the area level depletion units.
Asset Retirement Obligation
Under Canadian GAAP, ARO is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not re-measured using current discount rates. Under IFRS, ARO is measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E.
As a result of Encana’s use of the IFRS 1 upstream asset exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings. Encana expects to recognize an increase in the obligation of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.
Impairment
Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for a country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.
Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets. Encana does not expect to recognize an asset impairment on the IFRS opening balance sheet.
Stock-Based Compensation
Share units issued under Encana’s stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana’s stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model. Encana will use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated. Encana expects to recognize an increase in the stock-based compensation liability of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Income Taxes
In transitioning to IFRS, the Company’s deferred tax liability will be impacted by the tax effects resulting from the IFRS changes discussed in this section of the MD&A. Encana expects to recognize a decrease in the deferred tax liability of less than $50 million with a corresponding increase to retained earnings on the IFRS opening balance sheet.
Other IFRS 1 Considerations
As permitted by IFRS 1, Encana’s foreign currency translation adjustment, currently the only balance in Encana’s Accumulated Other Comprehensive Income, will be deemed to be zero and the balance of $755 million will be reclassified to retained earnings on January 1, 2010. There is no impact to Encana’s shareholders’ equity as a result of this reclassification. Retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.
Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.
With respect to employee benefit plans, cumulative unamortized actuarial gains and losses will be charged to retained earnings on January 1, 2010. As such, they will not be retrospectively restated using IFRS principles. Encana expects to recognize an increase in the pension liability of less than $100 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.
Critical Accounting Policies and Estimates
Refer to the December 31, 2009 MD&A for a comprehensive discussion of the Critical Accounting Policies and Estimates.
Non-GAAP Measures
This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company’s liquidity and ability to generate funds to finance operations.
Cash Flow
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow is commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Operating Earnings
Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company’s underlying financial performance between periods. Operating Earnings, or adjusted earnings, is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.
Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Free Cash Flow
Free Cash Flow is a non-GAAP measure that Encana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, dividends and/or other financing activities.
Capitalization and Debt to Capitalization
Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders’ equity. Debt to Capitalization is a non-GAAP measure of the Company’s overall financial strength used by Management to steward the Company’s overall debt position.
Adjusted EBITDA and Debt to Adjusted EBITDA
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A. Debt to Adjusted EBITDA is also used by Management as a measure of the Company’s overall financial strength to steward the Company’s overall debt position.
Additional Reconciliations of Non-GAAP Measures
Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

	September 30, 2009
($ millions, except per share amounts)	Three months ended	Nine months ended

Cash Flow	$2,079	$6,176
Less: Cenovus Carve-out (1)	841	2,247
Add/(Deduct) Pro Forma adjustments	36	162

Pro Forma Cash Flow	$1,274	$4,091

Per share amounts
Consolidated Cash Flow — Basic	$2.77	$8.22
— Diluted	$2.77	$8.22

Pro Forma Cash Flow — Basic	$1.70	$5.44
— Diluted	$1.70	$5.44

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.
Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

	September 30, 2009
($ millions, except per share amounts)	Three months ended	Nine months ended

Operating Earnings	$775	$2,640
Less: Cenovus Carve-out (1)	382	1,160
Add/(Deduct) Pro Forma adjustments	(15)	(86)

Pro Forma Operating Earnings	$378	$1,394

Per share amounts
Consolidated Operating Earnings — Diluted	$1.03	$3.51
Pro Forma Operating Earnings — Diluted	$0.50	$1.86

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

	September 30, 2009
($ millions, except per share amounts)	Three months ended	Nine months ended

Net Earnings	$25	$1,226
Less: Cenovus Carve-out (1)	63	624
Add/(Deduct) Pro Forma adjustments	(15)	(86)

Pro Forma Net Earnings	$(53)	$516

Per share amounts
Consolidated Net Earnings — Basic	$0.03	$1.63
— Diluted	$0.03	$1.63

Pro Forma Net Earnings — Basic	$(0.07)	$0.69
— Diluted	$(0.07)	$0.69

(1)	Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.
Advisory
Forward-Looking Statements
In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projection to double the Company’s production on a per share basis over the next five years; projected natural gas production level and growth for 2010; projected number of wells to be drilled, including their locations, for 2010; projected daily production by Divisions and from certain key resource plays; ability of the Company to achieve its Corporate Guidance for 2010; projections relating to the adequacy of the Company’s provision for taxes; projections with respect to natural gas production from unconventional resource plays; the Company’s projected capital investment levels for 2010, the flexibility of capital spending plans and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company’s operations and operating costs; projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities and the ability of the Company to maintain its investment grade credit ratings; the Company’s continued compliance with financial covenants under its credit facilities; the Company’s ability to pay its creditors, suppliers, commitments and fund its 2010 capital program and pay dividends to shareholders; the effect of the Company’s risk mitigation policies, systems, processes and insurance program; the Company’s expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company’s and its subsidiaries’ ability to replace and expand gas reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including over the next five years, are based upon numerous facts and assumptions which are discussed in further detail in this document, including a projected capital program averaging approximately $6 billion per year for 2011 to 2014, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana’s current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing resource plays, Encana’s estimates of proved, probable and possible reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
Forward-looking information respecting anticipated 2010 cash flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2010 of approximately 3.315 billion cubic feet equivalent (“Bcfe”) per day (“Bcfe/d”), commodity prices for natural gas of NYMEX $5.00/Mcf, crude oil (WTI) $75.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.94 and a weighted average number of outstanding shares for Encana of approximately 740 million. Assumptions relating to forward-looking statements generally include Encana’s current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.
Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana’s news release dated October 20, 2010, which is available on Encana’s website at www.encana.com and on SEDAR at www.sedar.com.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)

Oil and Gas Information
Encana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Encana by Canadian securities regulatory authorities that permits it to provide certain of such disclosure in accordance with the relevant legal requirements of the U.S. SEC. Some of the information provided by Encana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. Information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Encana’s Annual Information Form.
Natural Gas, Crude Oil and Natural Gas Liquids (“NGLs”) Conversions
In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Resource Play
Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.
Currency, Pro Forma Information, Non-GAAP Measures and References to Encana
All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.
Pro Forma Information
On November 30, 2009, Encana completed a major corporate reorganization — a Split Transaction that resulted in the Company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana’s results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and the previous years presented. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana’s consolidated results, and adjustments specific to the Split Transaction are reflected.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share — diluted, Free Cash Flow, Operating Earnings, Operating Earnings per share — diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to Encana
For convenience, references in this document to “Encana”, the “Company”, “we”, “us”, “our” and “its” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.
Additional Information
Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

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Encana Corporation Q3 2010	Management’s Discussion and Analysis (prepared in US$)